treats you can trust
home free®



Delicious, Healthy, Allergy Friendly Cookies

Treats you can trust… enjoyed by all!


homefree
vanilla
mini cookies
homefree
chocolate mint
mini cookies
homefree
chocolate chip
mini cookies


home free
double chocolate
chocolate chip
mini cookies

Contact: Jill Robbins, President, (603) 898-0172





Company Overview

- Homefree® creates high quality baked treats that are delicious and wholesome for everyone, while also including people with most special dietary needs.
- Founded with the mission of inclusion by Jill Robbins, clinical psychologist and mother of a child with food allergies.
- Certified Woman Owned Business (WBENC) and Woman Owned Small Business (WOSB).
- Certified B Corporation for strong commitment to environmental and social responsibility.
- Certified Safe Quality Food (SQF) Level III for outstanding food quality and safety.









Certified WBENC Women's Business Enterprise

Certified B Corporation bcorporation.net

SQF



The problem that inspired the creation of Homefree

- Jill's son Bradley is one of the 1 in 13 children, or on average 2 per classroom, with food allergies. Bradley's allergist strongly advised "*never eat food made in a shared facility with nuts or peanuts*." When Jill and Brad expressed surprise and upset, the allergist explained:
  - A trace amount of a food allergen can be life threatening.
  - Research has found 6.5% *clinically significant* cross-contamination from shared facilities with peanuts, yet most baked goods are made in shared facilities.
- That was a frightening number.
- But what was left to eat that was safe, especially for treats? Very little.
- What would be safe AND taste good so everyone would want to enjoy it together? ...
- As a mom and psychologist, Jill knew the importance of inclusion. So, she left her career and created a solution.





The Solution:
Homefree *"Treats You Can Trust"*

PEANUT FREE

- Safe, delicious cookies, made from a facility, people, ingredients, and process to trust:
    - Created allergy friendly cookies that tasted so good that everyone would be delighted to eat them together.
    - Developed own dedicated facility completely free from peanuts, tree nuts, eggs, dairy, wheat and other allergens.
    - Set industry leading standards to source ingredients carefully, conduct allergen ELISA tests, and much more!
- Further, it was so great to include people with allergies, soon Homefree wanted to include everyone. So Homefree made the ingredients and facility gluten free too, and became certified gluten free.









home free treats you can trust

Including everyone provided a much needed, unique solution!

Homefree is a terrific option for anyone seeking a delicious, healthy treat. And “one cookie for all” makes it super easy for stores and foodservice operators to satisfy special diet requests:

DELICIOUS
HEALTHY
INCLUSIVE
REGULAR, GREAT COOKIE TASTE & TEXTURE, EVEN THOUGH MADE WITH WHOLE GRAINS AND WITHOUT EGGS, DAIRY, WHEAT OR GLUTEN!
GOOD SOURCE OF WHOLE GRAIN
NATURAL OR ORGANIC
NO TRANS FAT OR CHOLESTEROL
NON-GMO
ALLERGEN “FREE FROM” AT HIGHEST STANDARD
LOW SODIUM
SOME ARE LOW GLYCEMIC
EVERYONE ENJOYS TOGETHER
GLUTEN FREE
KOSHER PAREVE
VEGAN
NUT FREE













K PAREVE

WHOLE GRAIN 8g or more per serving — EAT 48g OR MORE OF WHOLE GRAINS DAILY

Certified GF Gluten-Free

CERTIFIED VEGAN

CERTIFIED ORGANIC

NON GMO Project VERIFIED nongmoproject.org



home free treats you can trust

Homefree – One cookie for all! Comparisons of allergy friendly and certified gluten free cookies

	Homefree	Enjoy Life	Lucy's	Goodie Girl	Pamela's	Glutino	Tates	Back to Nature's mini choc chunk
Grain is gluten free oat flour for great taste and texture. Rice free!	Yes							
Peanut & nut free , dedicated facility	Yes	Y	Y					
Allergen sourced and tested ingredients	Yes	Y						
Certified vegan	Yes		Y					
No corn or soy proteins	Yes	Y						Y
Kosher pareve by OU or OK	Yes				Y	Y		
Low glycemic options	Yes				Y			
Certified organic options	Yes			Y	Y			
Non-GMO Verified	Yes	Y	Y	Y	Some	Soon	(no but uses care)	Y
Certified good source whole grain	Yes							
Certified Women Owned Business	Yes		Y					
Certified B Corporation	Yes							(Rainforest Alliance Certified)
Safe Quality Food (SQF) Certified	Yes	Similar yes						



Taste Test of Homefree Chocolate Chip Mini Cookies vs. Nabisco Chips Ahoy Conducted by Love with Food

Which Product Do You Prefer Eating?



Chips Ahoy
Homefree

Nabisco Chips Ahoy is the # 3 leading cookie in the United States, at 608.7 million dollars in 2016.

Yet 73% of the 406 women in the study preferred the taste, texture, and healthfulness of Homefree.

7



Acclaim for Homefree



- Top 25 Allergy-Friendly Packaged Foods, **Parents**

- Winner <u>Best Sweet Snack</u>, **TasteTV**



- Editor's Picks <u>Best New Product</u>, **Store Brands**



- Recommended by the **Good Housekeeping** Research Institute as <u>Best Gluten Free Cookies</u>



- Winner <u>Best Snack Award</u>, **Shape Magazine** *for being so delicious and healthy*



- Winner <u>Favorite Allergy Friendly Sweets</u>, **About.com** *National Reader's Choice Awards (part of the New York Times)*



- Winner <u>Food & Beverage Product Innovations Award</u>, **National Restaurant Association** *Restaurant Hotel-Motel Show.* Judged by industry leaders.



- http://vimeo.com/homefreetreats/homefreetodayshow Featured on **Today** as <u>Recommended School Snack</u>.



Massive Growth Potential for Food Allergy and Intolerance Category

- The better-for-you eating world has a newer, $12 billion, fast-growing category dubbed the ‘free from’ (allergens) segment. Growth is being driven not just by folks with allergies, but also by consumers who want to be free from these ingredients.” (USA Today, February, 2015)

- Free-from items, including gluten free, grew 7% to $32 billion in 2016, making the categories driving forces in food and beverage. Free-from foods will also see additional growth of $9.5 billion in sales over the next four years. (Progressive Grocer, 2017)



Business Model: Market Execution and Marketing

home free treats you can trust

Retail:

- Brokers
- In the key retail distributors including UNFI and KeHE
- In-store and distributor promotions and demos
- Public shows such as gluten free expos for consumer awareness and for the taste experience

Foodservice:

- Brokers
- In-house outreach, leads from shows
- In the key broadline foodservice distributors, including Sysco, USF, PFG/Vistar, Reinhart, GFS, and Tropical Foods, and in smaller regional distributors
- Newly with DOT Foods which will open the market exponentially

Private label, export, and other channels:

- With SQF credential, recently entered private label category
- Exporting with distributor partners to Canada, Malaysia and the Philippines, and the UK
- Interest from club and convenience channels









unfi DRIVEN BY NATURE KeHE DISTRIBUTORS Good things come from Sysco TROPICAL Foods from everyday to gourmet









































home free
treats you can trust

Homefree in the USA
Key Customers

DoubleTree by Hilton

National Zoo

Oswego State University of New York

Wegmans

tripadvisor

Berkshire Natural healthy vending

NYU

Entertainment Cruises

Sprouts Farmers Market

NIH National Institutes of Health
Turning Discovery Into Health

ShopRite

Cleveland Cavaliers

Harlem Children's Zone

Southwest General
Partnering with University Hospitals

Cleveland Clinic
Every life deserves world class care.

Copper Door
T-Bones
CJ's
Great New Hampshire Restaurants

Viacom

Value City Arena
Jerome Schottenstein Center

Hyatt
Travel Specialist

Since 1898
W.B. Mason

Hilton

twitter

Long Island Coop
(K – *12* Schools)



















HyVee

Marriott

shaw's

convene

Stop&Shop

Purdue University

Quicken Loans





home free treats you can trust

Management Team

Primary Management:

Jill Robbins, PhD, is a clinical psychologist, mother of a child with food allergies, self-taught baker, author of *Allergen Free Baking: Baked Treats for All Occasions* and president and founder of HomeFree, LLC. Dr. Robbins received her Master's and Doctoral degrees in clinical psychology from the University of Massachusetts at Amherst and did her internship and postdoctoral work at McLean Hospital, Harvard Medical School. She worked as a psychologist for thirteen years before founding HomeFree.

Barbara Britton, VP Quality Assurance, and member of SQF management team. Contributes food business knowledge throughout operations. Expert in food quality and safety.

Operations Managers:

Megan Zins – operations manager, SQF management team; **Jim Cawthron** – facility and shipping manager

Advisory Board:

Rick Antonelli has served as the Chief Executive Officer and President of Galaxy Nutritional Foods, Chief Operating Officer, Executive Vice President and President of Distribution of Millbrook Distribution Services, Inc., and Executive Vice President and Chief Operating Officer of United Natural Foods

Phil Robbins, PhD. in child clinical psychology, trained at McLean, Harvard Medical School. Husband of Founder. Founded, grew, and is president of a thriving group psychology practice. Brings a strong business sense and a big picture approach.

Alan Greenwald, JD, Partner at Greenwald & Greenwald, and Jill's father, with a law degree from Harvard Law School, offers legal and business consultation.



Financial History and Projections

	2015	2016 (GAAP)	2017 (GAAP)	2018 projected
Revenue	$786,734	$1,341,543	$1,548,285	$1,800,000
Expenditure	$1,687,687	$1,977,979	$1,849,357	$1,967,000
Profit (Loss)	$(900,953)	$(636,436)	$(301,072)	$(167,000)

- **Gross Margin about 40%**

- **How we started breakout growth in 2016, and why it will continue to accelerate:**
  - **“Free from” category has become hot.**
  - **Our “gluten free” is an attribute, not identity.**
  - **Refreshed look and new SKU’s in 2016 dramatically increased entry and movement**
  - **Expanded facility, added significant equipment. The resulting increased capacity and reliability enables national account acquisition.**
  - **Recently made available via Dot Foods: Expands foodservice reach exponentially**
  - **With your help, funds for scaling up: Slotting and promotions, marketing and advertising, new hires, and equipment for expanded product lines.**



home free treats you can trust

Investment History and Needs

- **History of funding to date**:
- Significant personal and family capital has supported the first stages of the company.
- $600,000 line of credit from Enterprise Bank, Salem, NH, now converted to a fixed rate 30 yr. loan
- $500,000 line of credit from Enterprise Bank, Salem, NH

- **We are seeking:**
  - $600,000 to help grow the company. We expect to reach a cash flow positive run rate during the next 12 months. Needs to drive growth include:
    - Marketing/advertising
    - Cost of entry, promotions
    - New hires
    - Network upgrade and accounting/inventory software
    - New product development and equipment

home free
treats you can trust

Hungry?



Help us bring people together with Homefree cookies, so everyone can grab a snack.


homefree
chocolate mint
mini cookies
homefree
lemon burst
mini cookies
homefree
double chocolate
mini cookies
homefree
vanilla
mini cookies
homefree
chocolate chip
mini cookies

Jill Robbins
President
Homefree, LLC
P.O. Box 491
Windham, NH 03087